WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

June 16, 2010

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Hyperera, Inc. Registration Statement on Form S-1 Amendment No. 3. File No. 333-163035

Dear Ms. Jacobs:

We have filed on EDGAR the above Amendment No. 3 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1.	19	Deleted
2.	20-21	Updated
3.	22	Updated
4.	35	Corrected
5.	36	Updated, see revised Certain Relationship and Related Transactions
6-8	-	See Accounting Comment Response below
9.	-	Attached

Financial Statements

Notes to the Financial Statements

Note B- Significant Accounting Policies

6. Revised (see below)

Recent Issued Accounting Pronouncements

The following pronouncements have become effective during the period covered by these financial statements or will become effective after the end of the period covered by these financial statements:

Pronouncement	Issued	Title
ASC 815	March 2008	Disclosures about Derivative Instruments and Hedging Activities—an amendment to FASB Statement No. 133
ASC 855	May 2009	Subsequent Events
ASC 105	June 2009	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162
ASC 820	August 2009	Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value
ASC 260	September 2009	Earnings per Share – Amendments to Section 260-10-S99
ASC 820	September 2009	Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)
ASC 605	October 2009	Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force
ASC 470	October 2009	Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing – a consensus of the FASB Emerging Issues Task Force
ASC 860	December 2009	Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets
ASC 505	January 2010	Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force
ASC 810	January 2010	Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification
ASC 718	January 2010	Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation
ASC 820	January 2010	Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

Pronouncement	Issued	Title
ASC 855	February 2010	Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements
ASC 810	February 2010	Consolidation (Topic 810): Amendments for Certain Investment Funds
ASC 815	March 2010	Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

Management does not anticipate that the new accounting pronouncements listed above will have a material impact on our financial statements.

Revenue Recognition, page F-30

7.	Revised (see below).

Multiple-element Arrangement for Sales of Hardware, Software and CIS:

We currently recognize multiple-element arrangement for sales of hardware, software, maintenance, and customized clinical information systems software revenue pursuant to FASB ASC 605-25 and FASB ASC 985-605-25 Software, Revenue Recognition, or ASC 985-605. We generate revenue from the sale of our CIS software products sold directly to end-users.  We also generate revenue from sales of hardware and third party software, implementation, training, software customization, post-contract support (maintenance).

A typical CIS sales contract contains multiple elements of the above items. FASB ASC Topic 985-605-25, Software, Revenue Recognition, Multiple Elements, or ASC 985-605-25, as amended, requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of those elements. The fair value of an element must be based on vendor specific objective evidence ("VSOE"). We limit our assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. VSOE calculations are updated and reviewed at the end of each quarter or annually depending on the nature of the product or service.  When evidence of fair value exists for the undelivered elements only, the residual method, provided for under ASC-985-605, is used. Under the residual method, we defer revenue related to the undelivered elements in a contract sale based on VSOE of fair value of each of the undelivered elements, and allocate the remainder of the contract price net of all discounts to revenue recognized from the delivered elements.  Undelivered elements of a system sale may include implementation and training services, hardware and third party software, maintenance, future purchase discounts, or other services. If VSOE of fair value of any undelivered element does not exist, all revenue is deferred until VSOE of fair value of the undelivered element is established or the element has been delivered.
We bill for the entire system sales contract amount upon contract execution, except for maintenance which is billed separately. Amounts billed in excess of the amounts contractually due are recorded in accounts receivable as advance billings.  Amounts are contractually due when services are performed or in accordance with contractually specified payment dates. Provided the fees are fixed or determinable and collection is considered probable, revenue from sales of hardware and third party software is generally recognized upon shipment and transfer of title.  Revenue from implementation and training services is recognized as the corresponding services are performed. Maintenance revenue is recognized ratably over the contractual maintenance period.

8.	Revised.

The revenue for sales of hardware bundled with third-party operation system software will be recognized based on guidance in FASB ASC 605-25 and FASB ASC 985-605-25.

As of December 31, 2009, the company sold total of products $66,018.  For the sale of $6,588 product, the hardware was bundled with system operation software, Windows 2007 Server.  Accordingly, the $6,588 revenue recognition was based on the hardware and system operation software sold separately, the system operation software sales revenue was separated and recognized as $658, and the hardware revenue was recognized as $5,930, respectively.  For the sale of $59,430 product, only hardware was sold and there was no any software bundled with.  There was no other software elements associated with those hardware sales.